UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For February 18, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    PRECISION DRILLING CORPORATION



                                    Per:  /s/ Jan M. Campbell
                                          -------------------------------------
                                          Jan M. Campbell
                                          Corporate Secretary




Date:    February 18, 2004

                                  NEWS RELEASE



FOR IMMEDIATE RELEASE
---------------------


                   INNOVATIVE APPLICATION OF TECHNOLOGY EARNS
                       PRECISION DRILLING CORPORATION CONTRACT EXTENSION FOR UNDERBALANCED DRILLING IN OMAN

 Calgary, Alberta, Canada - February 18, 2004 - Precision Drilling Corporation ("Precision") announced today the award of a four-year contract extension worth up to US$40 million to provide underbalanced drilling (UBD) technology and services for Petroleum Development Oman (PDO), a joint venture with Shell. This contract extension builds upon the success of the previous 1.5 years of service to PDO and was awarded as a direct result of the improvements to safety, well productivity and overall operational performance that Precision brings to the PDO drilling team.

The continued work scope with PDO will facilitate introduction of additional Precision innovative drilling technologies, such as the EMpulseTM electromagnetic measurement-while-drilling (MWD) system and BOOSTTM casing signal enhancer. These technologies have been employed successfully by Shell in the North Sea and will allow the expansion of UBD operations in Oman to include low-pressure drilling environments where conventional signal transmission is not practical. Mobilization of this unique equipment to the Lekhwair Field in Oman is underway.

"The challenges facing us in the mature oilfields of Oman require fit-for-purpose technology coupled with first class service delivery," said Paul Francis, PDO underbalanced drilling implementation team leader. "Precision has brought these elements to the project to help us deliver superior results. We are glad to have them as part of our team and look forward to evaluating their additional capabilities to further expand the application of UBD in Oman."

To date the Precision team in Oman has drilled more that 108,000 ft (33,000 m) of hole underbalanced, achieving average operating efficiency greater than 99% with no lost time incidents and an average increase in production of 2.2 times that achieved using conventional drilling techniques.

"This contract extension will enable Precision to introduce some of our technologies to the Middle East that already have proven track records in Canada and Mexico," said Rusty Petree, Vice President Corporate Development, Technology Services for Precision. "Our UBD, electromagnetic MWD, logging-while-drilling
(LWD) and rotary steerable technologies, when combined with quality service delivery and an effective drilling program, are key enablers for the economic development of maturing basins."

This news release includes forward-looking statements based upon current expectations that involve a number of business risks and uncertainties, which may cause the actual results of Precision to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, fluctuations in the market for oil and gas and related products and services, political and economic conditions in countries which Precision does business and the successful application of our technology and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

                                      #####

Precision Drilling Corporation (TSX: PD, and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM